UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CERo Therapeutics Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

201 Haskins Way, Suite 230

Address of Principal Executive Office (Street and Number)

South San Francisco, CA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CERo Therapeutics Holdings, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three-months ended September 30, 2024 (the “quarterly report”) by the November 14, 2024 filing date applicable to smaller reporting companies. On September 25, 2024, the Registrant entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors named therein (the “PIPE Investors”) to raise capital for ongoing operations. Pursuant to the Securities Purchase Agreement, the Registrant issued and sold, and the PIPE Investors purchased, shares of the Registrant’s Series C convertible preferred stock, par value $0.0001 per share (the “Series C Preferred Stock”), and warrants (the “Warrants”) to purchase shares of the Registrant’s common stock, par value $0.0001 per share. The issuance of the Series C Preferred Stock and Warrants required an independent valuation and an accounting determination as to how to account for different features of such securities, which has not yet been completed. As a result, the Registrant is still in the process of compiling required information to complete the quarterly report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the three-months ended September 30, 2024. The Registrant anticipates that it will file the quarterly report no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Al Kucharchuk	650	407-2376
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CERo Therapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Al Kucharchuk
		Name:	Al Kucharchuk
		Title:	Chief Financial Officer

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